Exhibit I-1
(English Language Translation)

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, may be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.
June 28, 2010
 To Whom It May Concern:

Company name:	Canon Inc.
Name of representative:	Fujio Mitarai, Chairman and CEO
(Code: 7751; Tokyo (First Section), Osaka (First Section), Nagoya (First Section),
Fukuoka and Sapporo stock exchanges)
Contact:	Masahiro Haga, Executive Officer and Group Executive,
Finance & Accounting Headquarters
(Phone: 81-3-3758-2111)

Company name:	Canon Machinery Inc.
Name of representative:	Isao Takasaki, President
(Code: 6344; Osaka Securities Exchange Second Section)
Contact:	Masazumi Kikutsugi
Senior Vice President
General Manager
Corporate Administration Division
(Phone: 81-77-563-8511)
Announcement of Execution of Share Exchange Agreement under which
Canon Inc. Will Make Canon Machinery Inc. Its Wholly Owned Subsidiary
Canon Inc. (“Canon”) and Canon Machinery Inc. (“Canon Machinery”) announced that their respective Boards of Directors at their meetings held on June 28, 2010 have adopted resolutions for a share exchange under which Canon would make Canon Machinery its wholly owned subsidiary (the “Share Exchange”), and Canon and Canon Machinery have entered into a share exchange agreement, as described below.
The Share Exchange will become effective on October 1, 2010 after approval is granted at the extraordinary general meeting of shareholders of Canon Machinery to be held on August 17, 2010. By contrast, Canon will adopt a simplified share exchange without approval at the general meeting of shareholders pursuant to Article 796, Paragraph 3 of the Companies Act. It should be noted that prior to the effective date of the Share Exchange (which is scheduled to occur on October 1, 2010), the common stock of Canon Machinery will be delisted from Osaka Securities Exchange Co., Ltd. (the “Osaka Securities Exchange”) on September 28, 2010 (the last trading day will be September 27, 2010).

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Details:
1.	Purpose of Making Canon Machinery Canon’s Wholly Owned Subsidiary through the Share Exchange

Under the corporate philosophy of kyosei—living and working together for the common good—the basic management policy of the Canon Group (the “Group”) is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development. Based on this basic management policy, Canon launched two consecutive five-year management plans—Phase I of its Excellent Global Corporation Plan in 1996, and Phase II in 2001— with the aim of becoming a truly excellent global corporation. Through these two management plans, the Company promoted a range of management reforms, thoroughly strengthening its product competitiveness and financial base. Since 2006, under a new five-year management plan—Phase III, which targets further growth and improved corporate value—Canon is pursuing “sound growth,” making use of the solid management foundation achieved through the two preceding plans, and further expanding its corporate scale while maintaining a high level of profitability.

Since it became one of Canon’s consolidated subsidiaries in 2005, Canon Machinery has drastically enhanced the production efficiency of office equipment and supplies through its automated, unmanned production efforts, and has contributed to the realization of a high level of gross income on sales, thereby contributing to the development of the Group.

On the other hand, there has emerged a new issue of elevated labor costs in emerging countries, mainly in Asia, where most of the Group’s office equipment is produced, and the “world’s factory” depending on cheap and affluent labor power has reached a turning point. The Group views this development as a pressing issue, and considers it imperative to carry out the early deployment of automated, unmanned production systems, mainly at Canon Machinery, to avoid higher costs, thereby promptly improving production efficiency.

The Group also strives to fortify its industry equipment business to expand its business sphere. Canon Machinery’s original technologies and know-how are believed to be indispensable not only for the FA system and die bonder businesses, but also for launching the intelligent-production robot business, a next-generation business domain.

Thus, in order to improve production efficiency and build up next-generation business, Canon and Canon Machinery must maintain a closer cooperative relationship and further accelerate their management speeds, based on the financial strength the Group has built up to date.

Given these circumstances, Canon has decided to combine its strong R&D structure and financial base with Canon Machinery’s original technologies by making Canon Machinery its wholly owned subsidiary, enhancing the synergy effect throughout the Group to strongly promote the reinforcement of its industrial equipment business, along with the Group’s key strategy of automated, unmanned production.

Through these measures, the Group will further elevate its speed management by quickly creating a framework that enables the flexible and swift execution of its key strategies, and will make concerted efforts to quickly respond to a period of rising costs ahead of the competition and realize the early establishment of next-generation business.

2.	Executive Summary of the Share Exchange
(1)	Share Exchange Schedule

Board resolutions adopted (Canon and Canon	Monday, June 28, 2010

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Machinery)
Date of execution of the share exchange agreement	Monday, June 28, 2010
Date of public notice of the record date for convocation of the extraordinary general meeting of shareholders (Canon Machinery)	Tuesday, June 29, 2010 (scheduled)
Record date for convocation of the extraordinary general meeting of shareholders (Canon Machinery)	Wednesday, July 14, 2010 (scheduled)
Date of the extraordinary general meeting of shareholders to approve the share exchange agreement (Canon Machinery)	Tuesday, August 17, 2010 (scheduled)
Final day on which shares are traded (Canon Machinery)	Monday, September 27, 2010 (scheduled)
Day on which shares are delisted (Canon Machinery)	Tuesday, September 28, 2010 (scheduled)
Date of the Share Exchange (effective date)	Friday, October 1, 2010 (scheduled)

(Note 1)	Canon will make the Share Exchange without approval at its general meeting of shareholders to approve the share exchange agreement by adopting a simplified share exchange pursuant to Article 796, Paragraph 3 of the Companies Act.
(Note 2)	The date of the Share Exchange (effective date) may be changed by agreement between Canon and Canon Machinery.
(2)	Method of the Share Exchange

Under this share exchange transaction, Canon will become a wholly owning parent company of Canon Machinery and Canon Machinery will become a wholly owned subsidiary of Canon. The Share Exchange will become effective on October 1, 2010 without shareholders’ approval of Canon adopting the simplified share exchange pursuant to Article 796, Paragraph 3 of the Companies Act, and subject to approval at the extraordinary general meeting of shareholders of Canon Machinery to be held on August 17, 2010.

(3)	Terms of allotment in connection with the Share Exchange

	Canon Inc.	Canon Machinery Inc.
	(Wholly owning parent	(Wholly owned subsidiary
	company resulting from the	resulting from the Share
	Share Exchange)	Exchange)
Terms of allotment in connection with the Share Exchange	1	0.61
No. of shares to be delivered upon the Share Exchange	1,746,738 shares of common stock (planned)

(Note 1)	Share allotment ratio
0.61 shares of common stock of Canon will be allotted and delivered for one share of common stock of Canon Machinery; provided, however, that no share allotment will be made for 5,208,900 shares of common stock of Canon Machinery held by Canon for the purposes of the Share Exchange. For the sake of clarity, in case of a material change in the assumptions based on which the ratio is calculated, the above-mentioned share exchange ratio may be changed after discussion between Canon and Canon Machinery.
(Note 2)	Number of Canon shares to be delivered upon the Share Exchange

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Upon the Share Exchange, Canon will allot and deliver 1,746,738 shares of its common stock; however, Canon will issue no new shares, as it plans to apply its treasury shares (93,602,483 shares as of the end of May 2010) for shares so delivered. Canon Machinery will cancel all of its shares held in treasury shortly before the effectuation of the Share Exchange (the “Base Time”) (including the shares to be repurchased in response to the requests of its shareholders under Article 785 of the Companies Act in connection with the Share Exchange) at the Base Time pursuant to resolution adopted at the meeting of the Board of Directors to be held prior to the effective date of the Share Exchange.
The number of shares to be allotted and delivered upon the Share Exchange may be changed by reason of cancellation by Canon Machinery of its treasury shares or other cause.
(Note 3)	Treatment of shares representing any fraction of the trading unit of 100 shares (“fractional shares”)
The Share Exchange may result in some shareholders holding fractional shares of Canon. Those shareholders, however, will have no opportunity to sell their fractional shares on the exchange-traded market. Shareholders who will hold fractional shares of Canon can utilize the following methods for Canon shares.
(i)	Repurchase Method (shareholders can sell shares representing any fraction of less than 100 shares):

This is the method under which shareholders holding fractional shares of Canon can request Canon to repurchase the fractional shares held by them pursuant to Article 192, Paragraph 1 of the Companies Act.

(ii)	Additional Purchase Method (shareholders can make additional purchase of shares to reach 100 shares):

This is the method under which shareholders holding fractional shares of Canon can request Canon to sell the number of fractional shares needed to make up one trading unit, together with the number of fractional shares held by each of them, pursuant to Article 194, Paragraph 1 of the Companies Act and the relevant provisions of the Articles of Incorporation.

(Note 4)	Treatment of fraction of less than one share
Canon will pay the existing shareholders of Canon Machinery who will be allotted any fraction of less than one share of its common stock resulting from the Share Exchange the amount corresponding to the fraction of less than one share pursuant to Article 234 of the Companies Act.
(4)	Treatment of stock acquisition rights (shinkabu-yoyaku-ken) and debentures with stock acquisition rights:

Canon Machinery plans to acquire and cancel any and all stock acquisition rights issued by it which remain unexercised without consideration after the approval for the share exchange agreement for the Share Exchange at Canon Machinery’s extraordinary general meeting of shareholders to approve the share exchange agreement but prior to the effective date of the Share Exchange. Canon Machinery has issued no debentures with stock acquisition rights.

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(5)	Others

In case of a material change in the financial condition or operating results of Canon or Canon Machinery, or in case of the occurrence of any situation which might make it materially difficult to consummate the Share Exchange due to the requirements for permission, clearance or authorization or notification (including those under foreign laws) or any other event, Canon and Canon
Machinery may change the terms of the Share Exchange and other terms of the share exchange agreement or terminate the share exchange agreement by mutual consent of Canon and Canon Machinery after discussion.
3.	Basis for Calculation of the Terms of Allotment in Connection with the Share Exchange
(1)	Basis for calculation

In order to secure the fairness of the share exchange ratio under the Share Exchange, Canon and Canon Machinery determined that each company would separately request an independent third-party appraisal agency to calculate the share exchange ratio, and designated Nomura Securities Co., Ltd. (“Nomura Securities”) and Daiwa Securities Capital Markets Co., Ltd. (“Daiwa Securities CM”), respectively, as the third-party appraisal agencies to calculate the share exchange ratio.

Nomura Securities calculated the share exchange ratio by performing the average market price analysis for Canon, and the average market price analysis, comparable companies analysis and discounted cash flow analysis (“DCF Analysis”) for Canon Machinery. The results of calculation under each of these analyses are as follows. The ranges of the share exchange ratio shown below represent the ranges of the number of shares of Canon common stock to be allotted for each share of Canon Machinery common stock.

For the average market price analysis, Nomura Securities made calculations based on the closing stock price on June 25, 2010, the average closing stock prices on the five (5) business days from June 21, 2010 up to June 25, 2010, the average closing stock prices for the one month from May 26, 2010 up to June 25, 2010, the average closing stock prices for the three (3) months from March 26, 2010 up to June 25, 2010, and the average closing stock prices for the six (6) months from December 28, 2009 up to June 25, 2010.

	Method Adopted	Ranges of Share Exchange Ratio
(i)	Average Market Price Analysis:	0.387 to 0.569
(ii)	Comparable Companies Analysis:	0.466 to 0.738
(iii)	DCF Analysis:	0.508 to 0.785
In calculating the share exchange ratio, Nomura Securities principally used the information provided by Canon and Canon Machinery, as well as publicly available information. Nomura Securities assumed that all of those materials and information were accurate and complete and has not independently verified their accurateness and completeness. Additionally, Nomura Securities has not conducted any independent evaluation, appraisal or assessment of the assets and liabilities (including contingent liabilities) of Canon, Canon Machinery and their affiliates, including analysis and evaluation of individual assets and liabilities, and has not requested any third-party institution to evaluate, appraise or assess them. The calculations of share exchange ratio by Nomura Securities reflect the information and economic conditions as of June 25, 2010. Nomura Securities also assumed that Canon Machinery’s financial forecast (including its profit plan and other information) had been reasonably reviewed and prepared by the managements of Canon and Canon Machinery based on the best forecast and judgment currently available to and possible for them.

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Based on the assumptions set forth above and certain other preconditions, Nomura Securities rendered to Canon its opinion (fairness opinion) dated June 25, 2010 that the agreed upon number of shares of Canon common stock to be allotted for each share of Canon Machinery common stock is fair to Canon from a financial point of view.

Given that the market prices are available, Daiwa Securities CM made the calculation of the share exchange ratio by adopting the market price analysis (Daiwa Securities CM designated June 24, 2010 as the base date, and adopted the average closing stock prices for the period from April 27, 2010, the business day immediately following the date on which the “earnings briefing for the first quarter during the fiscal year ending December 31, 2010(U.S. accounting standards)” was released by Canon, to the base date, and for the periods of one months prior to the base date). Given that the market prices are available, Daiwa Securities CM made the calculation of the share exchange ratio by adopting the average market price analysis (Daiwa Securities CM designated June 24, 2010 as the base date, and adopted the average closing stock prices for the period from April 27, 2010, the business day immediately following the date on which the “earnings briefing for the first quarter during the fiscal year ending December 31, 2010(U.S. accounting standards)” was released by Canon, to the base date, and the average closing stock prices for the periods of one month prior to the base date). In addition, Daiwa Securities CM made the calculation of the share exchange ratio by the discounted cash flow analysis (the “DCF Analysis”) to reflect the future business activities in its appraisal. The appraisal range with the value of one share of Canon common stock being 1 is as shown below:

	Method Adopted	Appraisal Ranges of Share Exchange Ratio
(i)	Market Price Analysis:	0.531 to 0.550
(ii)	DCF Analysis:	0.588 to 0.757
In calculating the share exchange ratio, Daiwa Securities CM used the information provided by Canon and Canon Machinery, as well as publicly available information and data, and assumed that all of those materials, data and information were accurate and complete. Daiwa Securities CM has never independently verified the accurateness, credibility, completeness and reasonableness of those materials, data and information. Additionally, Daiwa Securities CM has not independently evaluated, appraised or assessed the assets and liabilities (including off-balance-sheet assets and liabilities, and other contingent liabilities) of Canon, Canon Machinery and their affiliates, including analysis and evaluation of individual assets and liabilities, and has never requested any third-party agency to evaluate, appraise or assess them. It is also assumed that Canon Machinery’s business plan and financial forecast has been reasonably prepared by the management of Canon Machinery pursuant to appropriate procedures and based on their current best forecast and judgment.

Based on the assumptions set forth above and other assumptions and qualifications, Daiwa Securities CM delivered to the board of directors of Canon Machinery its opinion dated June 25, 2010 that the agreed number of shares of Canon common stock to be allotted for one share of Canon Machinery common stock is fair to common shareholders of Canon Machinery (excluding Canon) from a financial point of view.

(2)	Progress of calculation

Canon and Canon Machinery diligently examined the results of professional analysis and advice on the calculation of the proposed share exchange ratio submitted by the above-mentioned third-party appraisal agencies designated by each company, and each company considered the capital relationship between Canon and Canon Machinery, the share exchange ratios in similar share exchange transactions in the past, the financial conditions, business performance trends, stock price trends, dividend trends and other relevant aspects of both companies. After repeated negotiations and discussions based on these aspects, it was determined that the share exchange ratio described in Section 2(3) above is reasonable and would contribute to shareholder interests of both companies. As a result, the Boards of Directors of Canon and Canon Machinery determined the share exchange ratio under the Share Exchange at their meetings held on June 28, 2010, and Canon and Canon Machinery entered into the share exchange agreement.

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The share exchange ratio may be changed after discussion between Canon and Canon Machinery, in case of a material change in the assumptions based on which the ratio was calculated.

(3)	Relationship with the appraisal agencies

Both Nomura Securities and Daiwa Securities CM are not the related parties of Canon and Canon Machinery, and have no material interest in the Share Exchange.

(4)	Prospect for delisting and reasons

Canon Machinery will become a wholly owned subsidiary of Canon effective October 1, 2010, the day on which the Share Exchange becomes effective, and shares of Canon Machinery will be delisted on September 28, 2010 after the applicable procedural steps in accordance with the delisting standards of the Osaka Securities Exchange (last trading day will be September 27, 2010).

Canon Machinery shares cannot be traded on the Osaka Securities Exchange after they are delisted.

As described in Section 1 above, the Share Exchange is intended to improve the corporate values of Canon and Canon Machinery by making Canon Machinery a wholly owned subsidiary of Canon, and its direct purpose is not to have Canon Machinery shares delisted. As the result of the Share Exchange, however, Canon Machinery common stock will be delisted from the Osaka Securities Exchange.

The shares of Canon common stock to be delivered in consideration of the Share Exchange are listed on the Tokyo Stock Exchange, Inc., Osaka Securities Exchange, Nagoya Stock Exchange, Inc., Fukuoka Stock Exchange, and Sapporo Securities Exchange. While shareholders who hold 164 or more shares of Canon Machinery and who will be allotted 100 shares (constituting the trading unit) or more of Canon upon the Share Exchange may be partially allotted shares representing any fraction of one trading unit in proportion to the number of shares held, shares constituting one or more trading units can continue to be traded on the Tokyo Stock Exchange, Inc., Osaka Securities Exchange, Nagoya Stock Exchange, Inc., Fukuoka Stock Exchange, and Sapporo Securities Exchange, which would secure the marketability of shares.

Shareholders who hold less than 164 shares of Canon Machinery common stock and who will hold less than 100 shares of Canon, representing the fractional shares of Canon upon the Share Exchange, cannot sell such fractional shares on the exchange-traded markets, but can utilize the Repurchase Method and the Additional Purchase Method for such fractional shares of Canon. For details of treatment under these methods, refer to Section 2(3) (Note 3) above.

For details of treatment in case of any fraction of less than one share upon the Share Exchange, refer to Section 2(3) (Note 4) above.

Also, Canon Machinery shareholders can continue to trade in Canon Machinery shares held by them on the Osaka Securities Exchange as in the past on or prior to the last trading date, September 27, 2010 (scheduled) and exercise their rights prescribed in the Companies Act and other related laws, ordinances and regulations

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(5)	Measures for securing fairness

Canon already holds 64.16% of the number of issued shares of Canon Machinery. In connection with the consummation of the Share Exchange, Canon requested Nomura Securities as the third-party appraisal agency to calculate the share exchange ratio in order to secure the fairness of the share exchange ratio under the Share Exchange. Based on the results of that calculation, Canon held negotiations and discussions with Canon Machinery, and the Board of Directors of Canon adopted the resolution for the Share Exchange at the share exchange ratio described in Section 2(3) above at its meeting held on June 28, 2010. Canon received an opinion (fairness opinion) dated June 25, 2010 from Nomura Securities that the share exchange ratio described in Section 2(3) above is reasonable to Canon from a financial point of view.

Meanwhile, in connection with the consummation of the Share Exchange, Canon Machinery requested Daiwa Securities CM as the third-party appraisal agency to calculate the share exchange ratio in order to secure the fairness of the share exchange ratio. Based on the results of that calculation, Canon Machinery held negotiations and discussions with Canon, and the Board of Directors of Canon Machinery adopted the resolution for the Share Exchange at the share exchange ratio described in Section 2(3) above at its meeting held on June 28, 2010. Canon Machinery received an opinion (fairness opinion) dated June 25, 2010 from Daiwa Securities CM that the share exchange ratio described in Section 2(3) above is fair to the common shareholders of Canon Machinery (excluding Canon) from a financial point of view.

Canon Machinery designated Oh-Ebashi LPC & Partners as its legal adviser, and received advice on appropriate steps and other actions for the Share Exchange from a legal point of view.

(6)	Measures for avoiding a conflict of interest

In order to avoid a conflict of interest, one director who concurrently serves as employee of Canon did not participate in the deliberation of and resolution for the Share Exchange at the meeting of its Board of Directors of Canon Machinery, and one outside auditor who concurrently serves as employee of Canon did not participate in the deliberation of the Share Exchange.

The Board of Directors of Canon has taken no special measure, because no board member concurrently serves as officer or employee of Canon Machinery.
4.	Outline of the Parties to the Share Exchange (as of December 31, 2009)

		Wholly owning parent company	Wholly owned subsidiary resulting
		resulting from the Share Exchange	from the Share Exchange
(1)	Trade name:	Canon Inc.	Canon Machinery Inc.
(2)	Location:	30-2, Shimomaruko 3-chome Ota-ku, Tokyo	85 Aza Nawatezaki, Minami Yamada-cho, Kusatsu-shi, Shiga
(3)	Name and title of representative:	Fujio Mitarai Chairman and CEO	Isao Takasaki President
(4)	Nature of business:	Development, manufacture and sale of office equipment, consumer products, and industrial and other equipment	Design, manufacture and sale of semiconductor manufacturing equipment, and automation and power saving equipment
(5)	Capital:	¥174,762 million	¥2,712 million
(6)	Incorporation date:	August 10, 1937	January 21, 1972
(7)	No. of issued shares:	1,333,763,464 shares	8,109,300 shares
(8)	Fiscal year end:	December 31	December 31

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(9)	No. of employees:	168,879 persons (consolidated)			998 persons (consolidated)
(10)	Main banks:	Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation			Sumitomo Mitsui Banking Corporation Shiga Bank, Ltd.
		The Bank of Tokyo-Mitsubishi UFJ, Ltd.			The Sumitomo Trust and Banking Co., Ltd.
(11)	Major shareholders and shareholding ratio:	The Daiichi Mutual Life Insurance Company		5.60%	Canon Inc. Canon Machinery Inc. Employee		64.23%
		Japan Trustee Services Bank, Ltd. (trust account)		5.09%	Stockholding Plan The Master Trust Bank of Japan,		4.22%
		The Master Trust Bank of Japan, Ltd. (trust account)		3.87%	Ltd. (trust account) Naoki Sakai		2.18% 1.41%
		Moxley & Co. (through its standing agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd.)		3.78%	Yoshiki Sasaki		0.86%
		JPMorgan Chase Bank 380055 (through its standing agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd.)		2.99%
(12)	Relationship between the parties:
	Capital relationship:	Canon holds 64.16% of the number of issued shares of Canon Machinery (5,208,900 shares) (as of May 31, 2010), and is the parent company of Canon Machinery.
	Personnel relationship:	One employee of Canon concurrently serves as director of Canon Machinery, and one employee of Canon concurrently serves as outside auditor of Canon Machinery.
	Commercial relationship:	Canon purchases office equipment-related devices from Canon Machinery, and lends and borrows money to and from Canon Machinery for the purpose of efficient utilization of the Group funds.
	Related Party or not:	Canon Machinery is a consolidated subsidiary of Canon and is the related party of Canon.
(13)	Financial conditions and operating results for the most recent three fiscal years (consolidated basis)
		Canon Inc.			Canon Machinery Inc.
	Fiscal year end	Dec. 07	Dec. 08	Dec. 09	Dec. 07	Dec. 08	Dec. 09
	Consolidated net assets (*)	2,922,336	2,659,792	2,688,109	9,922	12,032	12,659
	Consolidated total assets	4,512,625	3,969,934	3,847,557	27,533	28,763	26,504
	Consolidated net assets per share (yen) (*)	¥2,317.39	¥2,154.57	¥2,177.53	¥1,241.30	¥1,493.78	¥1,570.07
	Consolidated sales	4,481,346	4,094,161	3,209,201	24,254	36,541	27,104
	Consolidated operating profit	756,673	496,074	217,055	3,324	4,198	1,040
	Consolidated net income before tax	768,388	481,147	219,355	3,071	3,995	1,302
	Consolidated net income	488,332	309,148	131,647	1,813	2,377	792
	Consolidated net income per share (yen)	¥377.59	¥246.21	¥106.64	¥228.17	¥296.14	¥98.33
	Dividend per share (yen)	¥110.00	¥110.00	¥110.00	¥25	¥25	¥10

  (¥ in millions, except where otherwise noted)
(*)	The consolidated financial statements of Canon Inc. have been presented in compliance with U.S. accounting standards, and its consolidated net assets and consolidated net assets per share represents its consolidated shareholders’ equity and consolidated shareholders’ equity per share, respectively.

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5.	Condition after the Share Exchange

Wholly owning parent company resulting from the Share Exchange
(1)	Trade name:	Canon Inc.
(2)	Location:	30-2, Shimomaruko 3-chome, Ota-ku, Tokyo
(3)	Name and title of representative:	Fujio Mitarai Chairman and CEO
(4)	Nature of business:	Development, manufacture and sale of office equipment, consumer products, and industrial and other equipment
(5)	Capital:	¥174,762 million
(6)	Fiscal year end:	December 31
(7)	Net assets:	To be determined
(8)	Total assets:	To be determined

6.	Accounting Overview

The Share Exchange is expected to be accounted for as equity transactions in accordance with U.S. generally accepted accounting principles, resulting in no goodwill.

7.	Outlook

Canon has already consolidated Canon Machinery as a subsidiary. Therefore, the impact of the Share Exchange on the consolidated and non-consolidated earnings of Canon is expected to be insignificant.

8.	Matters Regarding Transactions with the Controlling Shareholder.

The Share Exchange constitutes a transaction, etc. of Canon Machinery with its parent company, etc. The consistency with the descriptions in “I-4. Other Special Circumstances That May Have a Material Effect on the Corporate Governance” presented in the Corporate Governance Report disclosed by Canon Machinery on March 31, 2010 is as follows:

Canon Machinery recognizes that its free business activities are not prevented by its parent company Canon and Canon’s group of companies and it secures a certain level of independence. Canon Machinery is making its transactions with Canon and Canon’s group of companies based on the same standards as those applicable to its transactions with other companies, and has not been and will not be subject to any restrictions by reason of its capital relationship with Canon and Canon’s group of companies.

Canon Machinery also has determined the Share Exchange after maintaining the management independence as set forth above and securing fairness through the measures described in Section 3(5) and (6) above, and such action is consistent with the descriptions in the above-referenced report.
# # # # #
(Referential Data) Canon’s Consolidated Earnings Forecast for the Current Fiscal Year (released on April 26, 2010) and Consolidated Results for the Previous Fiscal Year (¥ in millions)

			Net income	Net income
			before income	applicable to
	Consolidated	Consolidated	taxes	Canon
	sales	operating profit		shareholders
Current earnings forecast (FY ending December 31, 2010)	3,750,000	360,000	360,000	240,000
Previous results (FY ended December 31, 2009)	3,209,201	217,055	219,355	131,647

(*)	The consolidated financial statements of Canon Inc. have been presented in compliance with U.S. accounting standards.

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